SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of May, 2011

AIXTRON SE
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON SE General Meeting 2011 Shareholders Approve All Resolutions

Aachen, Germany, May 19, 2011 - Shareholders of AIXTRON SE (FWB: AIXA; NASDAQ: AIXG), worldwide leading provider of deposition equipment to the semiconductor industry, today voted strongly in favor of the resolutions presented by the Executive Board and the Supervisory Board.

Elections of the Supervisory Board

Following the legal conversion of the Company from an AG structure into a European Company at the end of 2010, AIXTRON's shareholders today elected a new Supervisory Board for AIXTRON SE.

In the first Ordinary General Meeting of the SE, Ms. Prof. Dr. Petra Denk was elected as a new member into the SE Supervisory Board. Professor Dr. Denk holds a Doctor of Physics and teaches Business Administration and Energy Management at the University of Landshut.

Mr. Joachim Simmroß, who has been involved with AIXTRON for more than 21 years and was a founding member of the AIXTRON Supervisory Board, had decided not to put himself forward for re-election.

Other resolutions

The following resolutions were also approved at AIXTRON's 14th Annual General Meeting:

  - Dividend payment of 60 Euro-Cents per share for fiscal year 2010

  - Approval of the activities of the members of the Executive Board and of the Supervisory Board during fiscal year 2010

  - Remuneration of the first and the new Supervisory Board of AIXTRON SE

  - Election of the auditors and the Group auditors for fiscal year 2011

  - Creation of new Authorized Capital 2011

About 49 percent of AIXTRON SE's share capital was represented at the shareholder meeting held at the Eurogress in Aachen, Germany.

Presentation and speaker notes

The Supervisory and Executive Board speeches given during the meeting were broadcast live via the internet, and are now available as webcasts under www.aixtron.com/agm. The speaker notes and the slides to the presentation to Topic 1 of the agenda are also available for download from the website.

For further information on AIXTRON (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

Forward-Looking Statements

This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate', and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Contact:
Investor Relations and Corporate Communications
Guido Pickert
T: +49-241-8909-444
F: +49-241-8909-445
invest@aixtron.com

or

Investor Relations and Corporate Communications
AIXTRON SE, Kaiserstr. 98, 52134 Herzogenrath, Germany
Phone: +49 241 8909 444, Fax: +49 241 8909 445, invest@aixtron.com
www.aixtron.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON SE

Date:	May 19, 2011	By:	/s/ Paul Hyland
		Name:	Paul Hyland
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO